Filed Pursuant to Rule 433

Registration No. 333-128687

January 13, 2006

I-BANKERS SECURITIES, INC., Lead Manager	FTN MIDWEST SECURITIES CORP., Co-Manager

DIGITAL MUSIC GROUP, INC.

INITIAL PUBLIC OFFERING

Obtain the Preliminary Prospectus at http://www.sec.gov/Archives/edgar/data/1339729/000119312506000698/ds1a.htm

PROPOSED OFFERING		BUSINESS DESCRIPTION

New Issue Price Per Share Exchange Timing	3.7M shares Expected range: $8.00 to $10.00 NASDAQ NM Expected late January 2006

DMG provides digital music recordings to online music stores for purchase by consumers and currently has rights to sell over 200,000 music recordings in digital format. DMG purchases and licenses music recordings in digital format from record labels, artists and other content owners. DMG then processes these recordings through a digital music processing system for delivery to online music stores, where they are available for purchase via downloading. After the IPO, DMG intends to acquire additional rights to recordings in order to expand the business.

Business Model: 1- Acquire Digital Music Rights. 2- Digitize Music from Physical to Digital. 3- Distribute Music to Online Stores for Purchase by Consumers.

INVESTMENT HIGHLIGHTS

➢ DMG believes the recorded music industry is undergoing significant change, with the primary means of music distribution transitioning from physical formats (e.g. CD’s) to digital formats accessed over the Internet and wireless and cable networks.

➢ Industry sources estimate the downloaded digital music segment was approximately 1% of that total $32 billion music market in 2004. Sources estimate that during the 1st half of 2005, this increased to 6% and that it will grow to 25% in 2010.

➢ DMG paid downloads increasing quarter-to-quarter.

➢ DMG’s strategy is to continue to acquire digital rights to music recordings in order to substantially increase its revenues. DMG’s focus is on acquiring rights to back catalog, out-of-print recordings, past hits, live concerts and independent label recordings, including those that are not currently available for sale in traditional music retailers.

➢ Use of net proceeds: acquisitions of digital rights to music recordings, working capital and funding operating expenses.

HOW DMG ADDS VALUE

To Content Owners. They receive cash up front for assets. Also, many owners of music recordings have not made them available for digital sale because of the time, effort and cost. The many online stores have unique data format and delivery requirements, which complicates the process.

To Online Stores. The leading online music stores have only about 2 million songs available. By comparison, the most recognized industry music database lists approximately 54 million music recordings. DMG expands the stores’ product offering and reduces their burden of managing individual relationships with numerous smaller content owners.

To Consumers. Through online music stores, DMG provides access to a wider variety of music recordings, many of which are impossible to find through traditional retailers or were not previously available in digital format.

Note: For the two months ended November 30, 2005, paid downloads were 461,000.

MANAGEMENT

Mitchell Koulouris, CEO - 11 years CEO Informant Communications, 13 years with Tower Records

Anders Brown, COO - 7 years with Microsoft Corporation

INDEPENDENT DIRECTORS UPON IPO

Clayton Trier, Chairman - Former Chairman and CEO of US Delivery

David Altschul - Entertainment lawyer; 21 years with Warner Bros. Records, Vice Chairman and General Counsel

Roger Biscay - Currently Senior Director & Assistant Treasurer of Cisco Systems

Peter Csathy - Former President and COO of Musicmatch

John Kilcullen - Currently Pres. & Publisher of Billboard Information Group (Billboard Magazine)

I-Bankers Securities Contacts: Mike McCrory; Ed Dulles and Alessandro Falconi: +41-91-993-1823	FTN Midwest Securities Contacts: Pat La Vecchia; Sean McDevitt and Ed Soh:

Shelley Gluck: +1 (817) 416 2265	+1 (212) 418-5050

Note: DMG has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that DMG has filed with the SEC for more complete information about DMG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, DMG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it., by calling +1 877 410 2265.